Exhibit 99.1

LUMENIS LTD.

NOTICE OF 2012 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON DECEMBER 11, 2012

Yokneam, Israel
November 5, 2012

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company”, “we” or “our”):

NOTICE IS HEREBY GIVEN that the 2012 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Lumenis will be held at our executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Tuesday, December 11, 2012 at 1:30 p.m. (Israel time).

The agenda of the Annual General Meeting will be as follows:

(1)	To re-elect Ms. Talia Livni as an External Director of the Company for an additional three-year term;

(2)
To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt, Eugene Davis and Arie Weisberg (the Company’s incumbent directors who are not External Directors) to the board of directors of the Company to serve until the next annual general meeting of shareholders, until his respective successor is duly appointed and qualified or until his earlier resignation or removal;

(3)
To elect Mr. Shlomo Yanai to the board of directors of the Company to serve until the next annual general meeting of shareholders, until his successor is duly appointed and qualified or until his earlier resignation or removal;

(4)	To approve the revised terms of compensation of Ms. Talia Livni, an External Director of the Company;

(5)	To approve the terms of compensation of Mr. Arie Weisberg, a director of the Company;

(6)	To approve the terms of compensation of Mr. Shlomo Yanai, a nominee for election as a director of the Company, contingent upon such election;

(7)	To approve a consulting agreement between the Company and Amit Management and Consulting Ltd., relating to the services of Mr. Arie Weisberg, a director of the Company;

(8)	To approve an amendment to the Company’s 2007 Share Incentive Plan increasing by 3,000,000 the number of authorized shares reserved for the purposes of such plan;

(9)	To extend by three years the exercise period of options granted by the Company to its directors for the purchase of the Company’s shares;

(10)
To approve the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s new independent auditors until the next annual general meeting of shareholders and to authorize the Company’s board of directors (with power of delegation to its audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

(11)	To discuss the Auditors’ Report and the audited Consolidated Financial Statements of the Company as of and for the year ended December 31, 2011; and

(12)	To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The proposals and details with respect to the meeting are described more fully in the attached proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on Thursday, November 1, 2012 are entitled to notice of, to participate in and to vote at the meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage is required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

If your shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so).

Joint holders of shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors,
Harel Beit-On
Chairman of the Board of Directors
Zipora Ozer-Armon
Chief Executive Officer

ii

LUMENIS LTD.

YOKNEAM INDUSTRIAL PARK, P.O. BOX 240, YOKNEAM 20692, ISRAEL

(TELEPHONE: +972 4-959-9000; FAX: +972 4-959-9050)

PROXY STATEMENT

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at our 2012 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders. The meeting will be held at our executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Tuesday, December 11, 2012 at 1:30 p.m. (Israel time).

Purpose of the Annual General Meeting

It is proposed that at the meeting resolutions will be adopted for the following:

(1)	To re-elect Ms. Talia Livni as an External Director of the Company for an additional three-year term;

(2)
To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt, Eugene Davis and Arie Weisberg (the Company’s incumbent directors who are not External Directors) to the board of directors of the Company to serve until the next annual general meeting of shareholders, until his respective successor is duly appointed and qualified or until his earlier resignation or removal;

(3)
To elect Mr. Shlomo Yanai to the board of directors of the Company to serve until the next annual general meeting of shareholders, until his successor is duly appointed and qualified or until his earlier resignation or removal;

(4)	To approve the revised terms of compensation of Ms. Talia Livni, an External Director of the Company;

(5)	To approve the terms of compensation of Mr. Arie Weisberg, a director of the Company;

(6)	To approve the terms of compensation of Mr. Shlomo Yanai, a nominee for election as a director of the Company, contingent upon such election;

(7)	To approve a consulting agreement between the Company and Amit Management and Consulting Ltd., relating to the services of Mr. Arie Weisberg, a director of the Company;

(8)	To approve an amendment to the Company’s 2007 Share Incentive Plan increasing by 3,000,000 the number of authorized shares reserved for the purposes of such plan;

(9)	To extend by three years the exercise period of options granted by the Company to its directors for the purchase of the Company’s shares; and

(10)
To approve the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as the Company’s new independent auditors until the next annual general meeting of shareholders and to authorize the Company’s board of directors (with power of delegation to its audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, the Auditors’ Report and the audited Consolidated Financial Statements of the Company as of and for the year ended December 31, 2011 will be discussed at the Annual General Meeting.

We may also transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof, although we are not aware of any such matters as of the date hereof. If any other matters properly come before the Annual General Meeting or any adjournment or postponement thereof, the persons designated as proxies (who are Ophir Yakovian, William Weisel and David Shulman and each of them, with full power of substitution) intend to vote in accordance with their judgment on such matters.

Voting and Quorum

Our board of directors has fixed the close of business on Thursday, November 1, 2012 as the record date for the determination of the shareholders who are entitled to notice of, to participate in, and to vote at, the meeting and any adjournment or postponement thereof. On the said record date, we had outstanding 218,971,949* Ordinary Shares. Each share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the meeting.

A quorum must be present in order for the meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and one-third percent (33⅓%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to Tuesday, December 18, 2012, at the same time and place, or to such day and such time and place as the chairman of the meeting may determine. At such adjourned meeting, the required quorum will consist of any two or more shareholders present in person or by proxy (regardless of the number of shares held by them).

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

Shareholders may elect to vote their shares in the Company once, either by attending the meeting in person, or by completing, executing and submitting a proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the meeting (or to appoint a proxy to do so).

Proxies for use at the meeting are being solicited by our board of directors. A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees, legal counsel and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares in the Company.

* Excludes 35,527 shares of treasury stock.

All shares in the Company represented by properly executed proxies that are received by us at least forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meeting in accordance with the directions on the proxies. If no direction is indicated on a properly executed proxy, the shares represented thereby will be voted in favor of the matters described above (other than in respect of Proposal 1, where the shareholder will be deemed to have abstained from voting), and in such manner as any person named in the proxy may determine with respect to any other business as may properly come before the meeting or any adjournment or postponement thereof. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel, attention: General Counsel (fax number +972 4-959-9355).

OWNERSHIP OF LUMENIS SHARES

We have authorized and outstanding one class of equity security, designated ordinary shares, par value 0.10 New Israeli Shekel (“NIS”) (“Ordinary Shares”). The following table sets forth, as of November 1, 2012, the number of Ordinary Shares beneficially owned (including, for purposes thereof, shares issuable upon the exercise of options, warrants or other convertible securities that are exercisable or convertible within 60 days of November 1, 2012), by: (i) each person or entity known to us to be the beneficial owner of 5% or more of the outstanding Ordinary Shares (our “major shareholders”); and (ii) our directors and members of our senior management as a group. Although certain of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders (except to the extent of their respective pecuniary interests therein) and such shares are not included in the holdings of such persons in the following table. Beneficial ownership reflected in the following table is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses sole or joint voting or dispositive power with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). Unless otherwise indicated below, each of the persons and entities listed in the below table possess sole voting and dispositive power with respect to all shares reflected therein as owned by them.

Name and Address	Number of Shares Owned(1)	Approximate Percent of Shares Outstanding(2)
Viola-LM Partners L.P. and affiliates(3) Ackerstein Towers, Building D, 12 Abba Eban Avenue 46120 Herzlia Pituach, Israel	103,221,465	46.28%

Ofer Hi-Tech Investments Ltd. and affiliates(4) 9 Andre Saharov Street 31905 Haifa, Israel	78,498,554	35.50%

Bank Hapoalim B.M.(5) 23 Menachem Begin Street Migdal Levinstein 46725 Tel Aviv, Israel	11,911,300	5.16%

All directors and members of our senior management as a group (consisting of 20 persons)(6)	3,930,391	1.76%

(1)	The information regarding the Lumenis shares beneficially owned by Major Shareholders is generally based upon information provided by such shareholders.

(2)
Percentages in this table are based on the 218,971,949 Lumenis shares outstanding (excluding 35,527 shares of treasury stock) as of November 1, 2012, plus such number of newly issued Lumenis shares as such shareholder had the right to receive upon the exercise of stock options or warrants that are currently exercisable or are exercisable within 60 days of November 1, 2012.

(3)	The beneficial ownership of Lumenis shares by Viola-LM Partners L.P. (“Viola”) consists of:

(a) 99,180,374 shares held directly by Viola;

(b) 2,409,091 shares issuable upon the exercise of the warrants granted to Viola in connection with an equity financing in 2009 (the “2009 Equity Financing”), all of which are currently exercisable; and

(c) 1,632,000 shares issuable upon the exercise of options held by Mr. Harel Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola, all of which are currently exercisable by Mr. Beit-On.

Viola is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola and may be deemed to be the beneficial owners of the shares held by Viola. Mr. Beit-On, Mr.  Dovrat, Mr. Zeevi and Mr. Penchas disclaim beneficial ownership of the shares held by Viola except to the extent of their respective pecuniary interests therein. Viola and the individuals and entities that control it are part of a group generally known as Viola Partners.

(4)	The beneficial ownership of Lumenis shares by Ofer Hi-Tech Investments Ltd. (“Ofer Hi-Tech”) consists of:

(a) 75,923,880 shares held directly by Ofer Hi-Tech, of which 8,876,560 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to a trust agreement, as amended, dated as of September 30, 2006 (the “Trust Agreement”);

(b) 2,136,364 shares issuable upon the exercise of the warrants granted to Ofer Hi-Tech in connection with the 2009 Equity Financing (of which, warrants for 238,637 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable; and

(c) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of Ofer Hi-Tech.

Ofer Hi-Tech is an indirect wholly owned subsidiary of Ofer Holdings Group Ltd., a company of which Orona Investments Ltd. and Lynav Holdings Ltd. are each the direct owners of one-half of its outstanding ordinary shares. All four of the said companies are incorporated under the laws of the State of Israel. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings Ltd. is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of a discretionary trust established in the Cayman Islands. Mr. Yoav Doppelt, a director of Lumenis, is the Chief Executive Officer of Ofer Hi-Tech.

(5)	The beneficial ownership of Lumenis shares by Bank Hapoalim B.M. consists solely of shares issuable upon the exercise of warrants held by such bank, all of which are currently exercisable.

(6)
The beneficial ownership of Lumenis shares by our directors and members of our senior management consists solely of shares issuable upon the exercise of stock options that are currently exercisable by our directors and members of our senior management or become exercisable within 60 days of November 1, 2012. The number includes the 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of Viola that are currently exercisable by Mr. Beit-On, but excludes other shares and rights to acquire shares held by Viola in respect of which Mr. Beit-On may be deemed to be the beneficial owner (see footnote (3) above).

PROPOSALS FOR THE ANNUAL GENERAL MEETING

ITEM 1 — RE-ELECTION OF AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required by Israel’s Companies Law 5759 – 1999 (as amended, the “Companies Law”) to appoint at least two external directors (“External Directors”). An External Director must be elected by the shareholders. The initial term of office of an External Director is three years. Thereafter, subject to limited exceptions, an External Director may be reelected for two subsequent terms of three years each. Other directors are elected annually (see Item 2 below). All of the External Directors of a company must be members of its audit committee (including one External Director serving as its chairman) and each other committee of a company’s board of directors that has the right to exercise powers delegated by the board of directors is required to include at least one External Director. An External Director can be removed from office only under very limited circumstances.

To qualify as an External Director, an individual (including his or her relatives, partners, employers, persons to whom he or she reports and entities under his or her control) may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates”, as such terms are defined in the Companies Law. The Companies Law prescribes certain qualifications for the External Directors, in addition to those described above, including, that no individual may serve as an External Director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an External Director.

Ms. Talia Livni was initially elected as an External Director of the Company for an initial three-year term commencing December 5, 2006. In December 2009, Ms. Livni was re-elected by the Company’s shareholders for a further three-year term. Our board of directors has nominated Ms. Livni for re-election as an External Director of the Company and resolved that shareholders be requested at the Annual General Meeting to re-elect Ms. Livni as an External Director for an additional three-year term, until December 2015. Mr. Naftali (Tali) Idan, who was re-elected as the other External Director of the Company on September 20, 2010, continues to serve the Company as an External Director and will not be subject to re-election at the meeting.

Under the Companies Law, at least one External Director must have “accounting and financial expertise”, and those External Directors who do not have such expertise must have “professional qualifications”, as such terms are defined in regulations issued pursuant to the Companies Law.  Our board of directors has determined that Ms. Livni possesses the requisite professional qualifications under the Companies Law.

Pursuant to the Companies Law, Ms. Livni has delivered to the Company a declaration, confirming that she possesses the requisite qualifications for an External Director under the Companies Law and that she is not prohibited under the Companies Law from serving as a director of a public company.

A brief biography of Ms. Livni is set forth below:

Talia Livni (aged 68) served as President of Naamat — The Movement for the Advancement of Status of Women, from 2002 to July 2012. Previously she served as the legal advisor of the Israeli General Federation of Labor from 1997 to 2001, as Head of the Human Resources Division of the Israeli Ministry of Defense from 1992 to 1997, and as Senior Deputy Legal Advisor to the Israeli Ministry of Defense from 1975 until 1992. Ms. Livni also served as a director of ECtel Ltd. from June 2004 to June 2007. Ms. Livni holds an LLB degree from the Hebrew University of Jerusalem and a master’s degree in social sciences from Haifa University. She is also a graduate of the National Security Academy.

Proposal 1

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that Ms. Talia Livni be, and she hereby is, re-elected to serve as an external director of Lumenis Ltd. for a three-year term expiring on December 5, 2015.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of Ms. Livni.  Pursuant to the Companies Law, the election of an External Director requires the fulfillment of special voting requirements.  Accordingly, as Ms. Livni has been nominated for re-election as an External Director by our board of directors, such election will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting thereon, provided that either:

(i)
the shares voting in favor include a majority of the shares voted by shareholders who are neither “controlling shareholders” (as such term is defined in the Companies Law) nor in possession of a personal interest (a “Personal Interest”, as described below) in approval of the re-election (except a Personal Interest that is not a result of relations with a controlling shareholder), disregarding abstentions; or

(ii)
the total number of shares voted against by those shareholders who are neither “controlling shareholders” nor in possession of a Personal Interest (as described in clause (i) above), disregarding abstentions, does not exceed two percent (2%) of all of the voting rights in the Company.

A controlling shareholder and a shareholder that has a Personal Interest are qualified to participate in the vote; however, the vote of such shareholders may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A “Personal Interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e. spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy document) whether or not such shareholder has a Personal Interest, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our public shareholders has a Personal Interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who fills out and returns a proxy card with respect to this proposal, whether voting “For” or “Against” the proposal, will be deemed to be confirming that he, she or it has no Personal Interest with respect to the re-election of Ms. Livni as an External Director.  If you have a Personal Interest and wish to vote “For” or “Against” this proposal, you should not fill out the enclosed proxy card and should instead contact our Corporate Secretary at +972-4-959-9356 or +972-4-909-9480 (Fax: +972-4-959-9355), who will advise you as to how to submit your vote.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a Personal Interest, you may also contact the representative managing your account, who could then contact our Corporate Secretary on your behalf.

The board of directors recommends a vote FOR the re-election of Ms. Talia Livni as an External Director.

ITEM 2 — RE-ELECTION OF FOUR DIRECTORS

We currently have a board composed of six directors, including two External Directors elected pursuant to the requirements of the Companies Law (see Item 1 above). A director who is not an External Director is elected annually and holds office until the next annual general meeting following the general meeting at which such director was elected, or until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal pursuant to a resolution of a general meeting or applicable law. Our board of directors may at any time appoint any persons to serve as directors (other than as External Directors), whether to fill vacancies on our board of directors or as additional members to serve with the existing directors until the next general meeting of shareholders following such appointment. At such general meeting, the appointed director or directors may then be elected by shareholders to continue in office.

We currently have four incumbent directors who are not External Directors: Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis, who were re-elected as directors of the Company at our annual general meeting of shareholders held on December 13, 2011; and Mr. Arie Weisberg, who was appointed by our board of directors on December 20, 2011, to serve as a director of the Company. Our board of directors has nominated Messrs. Harel Beit-On, Yoav Doppelt, Eugene Davis and Arie Weisberg for re-election as directors at the Annual General Meeting.

Certain biographical information about the nominees is set forth below:

Harel Beit-On (age 53) has served as Chairman of our board of directors since December 2006. Mr. Beit-On is a co-founder of the Viola Group, founded in 2000, a leading Israeli private equity investment group, and a Founder of, and General Partner in, Viola Private Equity, founded in 2008, a technology growth capital and buy-out investment fund. From 2005 to 2007, Mr. Beit-On was a Partner in Carmel Ventures, a leading Israeli venture capital fund. Both Viola Private Equity and Carmel Ventures are part of the Viola Group. Mr. Beit-On has been a member of the board of directors of the general partner of Viola-LM Partners L.P. since November 2006. He serves as a member of the board of directors of a number of companies, including Red Bend Ltd. (of which he is chairman), Amiad Water Systems Ltd., Matomy Media Group Ltd. (previously named Adsmarket G.M.), Aeronautics Ltd. and Zend Technologies Ltd. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004, Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem, Israel, and an MBA degree from the Massachusetts Institute of Technology (MIT).

Yoav Doppelt (age 43) has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of Ofer Investments Group since its inception in 2007 and as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He joined the Ofer Group in 1996 and has been with Ofer Hi-Tech since its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the board of directors of a number of companies, including Israel Corporation Ltd., TowerJazz Ltd., Enzymotec Ltd., MGVS Ltd., Yozma III Management and Investments Ltd., RayV Inc. and Angioslide Ltd., and is actively involved in numerous investments within the Israeli private equity and high-tech arenas. He has extensive business experience in growth companies and has successfully led several private equity exit transactions. Mr. Doppelt has held various finance and managerial positions in the Ofer Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion - Israel Institute of Technology (the “Technion”), Haifa, Israel and an MBA degree from Haifa University, Israel.

Eugene Davis (age 57) has served as a director of Lumenis since April 2007. Since 1997, Mr. Davis has been Chairman and Chief Executive of Pirinate Consulting Group, LLC a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting, hostile and friendly takeovers and strategic planning advisory services for U.S. domestic and international public and private business entities. Since forming Pirinate in 1997, Mr. Davis has advised, managed, sold, liquidated and/or acted as a chief executive officer, chief restructuring officer, director, committee chairman and/or chairman of the board of a number of businesses operating in diverse sectors, such as telecommunications, automotive, manufacturing, high-technology, medical technology, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics. He has served as Executive Chairman of Capmark Financial Group Inc. since October 2011 and currently also serves on the board of directors of a number of other companies, including Atlas Air Worldwide Holdings, Inc. and US Concrete, Inc., (of which companies he serves as chairman of the board), as well as Global Power Equipment, Inc. and Spectrum Brands Holdings, Inc. From 1998 to 1999, he served also as Chief Operating Officer of Total-Tel USA Communications, Inc., a telecommunications provider. Mr. Davis holds a bachelor’s degree in international politics from Columbia College, a master’s degree in international law and organization from the School of International Affairs of Columbia University and a Juris Doctor degree from Columbia University School of Law. Mr. Davis is a member of the Texas Bar Association.

Arie Weisberg (age 61) has served as a director of Lumenis since December 2011. Mr. Weisberg served as President and Chief Operating Officer of Orbotech Ltd. from May 2006 to June 2009. He previously served in a number of senior positions at Orbotech Ltd. after joining that company in 1991, including Co-President for Global Resources from 2002 to 2006, Executive Vice President for Global Resources from 2000 to 2002 and Corporate Executive Vice President for Global Resources and Chief Financial Officer from 1995 to 2000. Mr. Weisberg serves as a member of the board of directors of Orbotech Ltd. and Advanced Vision Technology Ltd. and acts as an advisor to various companies. He holds a bachelor’s degree in agricultural economics from the Hebrew University of Jerusalem, Israel.

Pursuant to the Companies Law, each of the nominees has delivered to the Company a declaration that confirms that he complies with the requisite qualifications for serving as a director under the Companies Law and that he is not prohibited under the Companies Law from serving as a director of a public company, as well as confirmation by Mr. Davis that he meets the requirements of an “Unaffiliated Director”, as defined in the Companies Law.

The shares of Lumenis do not have cumulative voting rights for the election of directors, which means that (subject to the special requirements regarding voting for the election of External Directors) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect each nominee for director.

Proposal 2

It is proposed that at the meeting the following resolution be adopted (separately with respect to each below nominee):

“RESOLVED, that each of the following persons be, and each hereby is, re-elected to serve as a director of Lumenis Ltd., effective from the date hereof and until the next annual general meeting of shareholders or until his successor is duly appointed and qualified or until his earlier resignation or removal:

Harel Beit-On;
Yoav Doppelt;
Eugene Davis; and
Arie Weisberg”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of each of the said nominees. The affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to re-elect each of the said nominees as directors.

Our board of directors recommends a vote FOR the re-election of each of Messrs. Harel Beit-On, Yoav Doppelt, Eugene Davis and Arie Weisberg.

ITEM 3 — ELECTION OF NEW DIRECTOR

Our board of directors has nominated Mr. Shlomo Yanai for election at the Annual General Meeting as a director of the Company (a non-External Director). A director who is not an External Director is elected annually and holds office until the next annual general meeting following the general meeting at which such director was elected, or until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal pursuant to a resolution of a general meeting or applicable law.

Subject to the election of Mr. Yanai and the re-election of the directors nominated in Items 1 and 2 above, following the Annual General Meeting we will have a board composed of seven directors, including two External Directors.

Certain biographical information about Mr. Yanai is set forth below:

Shlomo Yanai (aged 60) served as President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. (“Teva”) from March 2007 until May 2012. Prior to joining Teva, he was President and Chief Executive Officer of Makhteshim-Agan Industries Ltd. from 2003 until 2006. Previously, Mr. Yanai served in the Israel Defense Forces for 32 years, where he achieved the rank of Major General, the highest rank below Chief of Staff, and successively held two of the most senior positions: Commanding Officer of the Southern Command and Head of the Division of Strategic Planning. Mr. Yanai was the head of the Israeli security delegation to the peace talks at Camp David, Shepherdstown and Wye River. He currently serves as a member of the Board of Governors of the Technion and of the International Advisory Board, M.B.A. Program of Ben-Gurion University of the Negev, as well as an honorary member of the Board of the Institute for Policy and Strategy of the Interdisciplinary Center (IDC), Herzlia, Israel. Mr. Yanai holds a bachelor’s degree in political science and economics from Tel Aviv University, a master’s degree in national resources management from George Washington University, and is a graduate of the Advanced Management Program of the Harvard Business School.

Pursuant to the Companies Law, Mr. Yanai has delivered to the Company a declaration that confirms that he complies with the requisite qualifications for serving as a director under the Companies Law and that he is not prohibited under the Companies Law from serving as a director of a public company, as well as confirmation by Mr. Yanai that he meets the requirements of an “Unaffiliated Director”, as defined in the Companies Law.

Proposal 3

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that Shlomo Yanai be, and hereby is, elected to serve as a director of Lumenis Ltd., effective from the date hereof and until the next annual general meeting of shareholders or until his successor is duly appointed and qualified or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of Shlomo Yanai. The affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to elect the said nominee as directors.

Our board of directors recommends a vote FOR the election of Shlomo Yanai as a director of the Company.

ITEM 4 — APPROVAL OF REVISED TERMS OF COMPENSATION OF TALIA LIVNI, AN
EXTERNAL DIRECTOR

The Company has two External Directors elected pursuant to the Companies Law (see Item 1 above), Ms. Talia Livni, who has been nominated for re-election at the Annual General Meeting for a further three-year term, and Mr. Naftali (Tali) Idan, whose current three-year term of office as an External Director of the Company expires on September 20, 2013.

The terms of compensation of External Directors are governed by regulations promulgated under the Companies Law, which stipulate, inter alia, that the compensation for all serving External Directors of a company must be identical and that such compensation cannot be reduced during an External Director’s three-year term of office unless such reduction had been pre-arranged and accepted by the External Director at the time of his or her election or re-election, as the case may be. The Companies Law provides that the terms of compensation of our External Directors must be approved by our audit committee, board of directors and (except in certain limited circumstances) our shareholders, in that order.

The current terms of compensation of our External Directors are as follows:

•	an annual directors fee of NIS 100,000;

•
a per meeting fee of NIS 3,000 for each meeting of the board of directors or any committee thereof in which our External Directors participate, except the first four meetings in each year of service, with reduced fees for telephonic meetings and actions taken by directors by resolution in lieu of meeting, which reduction in fees is determined in accordance with the applicable Companies Law regulations; and

•	a one-time (i.e., non-annual) grant of options to purchase 100,000 shares of the Company, which was previously granted to all serving External Directors.

It is proposed that the annual directors fee payable to Ms. Livni for her upcoming term as an External Director (assuming that she is re-elected pursuant to Proposal 1) be reduced and the per meeting fees modified, in each case relative to their levels for her current term, as set forth below, to bring them into line with the fees being proposed for two of our other directors (who are not External Directors) in Items 5 and 6 below. Such proposed reduction and modifications will not, however, take effect until September 20, 2013, the expiration of the current term of office of our other External Director, Mr. Idan (so that the compensation payable to each of our External Directors remains identical throughout the remainder of Mr. Idan’s current term, as required under the Companies Law regulations). The proposed reduced compensation payable to Ms. Livni shall be as follows:

•	an annual directors fee at the rate of NIS 70,000 per year;

•
a per meeting fee of NIS 3,000 for each meeting of the board of directors or any committee thereof at which Ms. Livni physically attends (including for each of the first four meetings in each year of service);

•	a fee of NIS 1,800 per meeting for each meeting attended via telephone or video link; and

•	a fee of NIS 1,500 for each action taken by the directors by resolution in lieu of meeting.

Subject to shareholder approval and Ms. Livni’s re-election as an External Director pursuant to Proposal 1, our audit committee and board of directors (without the participation of Ms. Livni) have approved the revised terms of compensation for Ms. Livni.

As of October 29, 2012, the US$/NIS representative rate of exchange was US$1 equals NIS 3.889.

Proposal 4

It is proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the annual directors fee payable to Talia Livni, subject to and upon her re-election at the Company’s 2012 Annual General Meeting as an External Director of the Company, at the rate of NIS 100,000 per year until September 20, 2013 and thereafter at the rate of NIS 70,000 per year, and the modification of the meeting fees payable to Ms. Livni with effect from September 20, 2013, as described in Item 4 of the Proxy Statement relating to the Company’s 2012 Annual General Meeting, be, and the same hereby are, approved.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon.

Our board of directors recommends a vote FOR approval of the proposed compensation to Ms. Livni.

ITEM 5 — APPROVAL OF TERMS OF COMPENSATION OF ARIE WEISBERG, A DIRECTOR

Under the Companies Law, the terms of compensation of our directors must be approved by our audit committee, board of directors and shareholders, in that order.

Mr. Arie Weisberg was appointed to our board of directors on December 20, 2011.  Subject to shareholder approval and, with respect to the portion of the annual directors fee payable for the period of time following the Annual General Meeting, Mr. Weisberg’s re-election as a director pursuant to Proposal 2, our audit committee and board of directors (without the participation of Mr. Weisberg) have approved the following terms of compensation for Mr. Weisberg:

•	an annual directors fee of NIS 70,000, effective from December 20, 2011;

•
a per meeting fee of NIS 3,000 for each meeting of the board of directors or any committee thereof at which Mr. Weisberg physically attends, a fee of NIS 1,800 per meeting for each meeting attended via telephone or video link, and a fee of NIS 1,500 for each action taken by the directors by resolution in lieu of meeting; and

•	the grant to him of options to purchase 100,000 shares of the Company. Such options will:

(i)	be granted as of the date of the meeting;

(ii)
except as set forth in clause (iv) below, become vested and exercisable with respect to 1/3rd of the underlying shares on December 20, 2012, the first anniversary of the date of his appointment as a director of the Company, and thereafter 1/12th of the underlying shares at the end of each three-month period following such date during which Mr. Weisberg shall have served as a director of the Company;

(iii)	have an exercise price per share equal to $1.21;

(iv)
be subject to full acceleration of vesting in the event that Mr. Weisberg is required to cease from being a director of the Company in connection with a Merger/Sale of the Company, as defined in the Company’s 2007 Share Incentive Plan;

(v)
have a term expiring seven years from the date of Mr. Weisberg’s appointment as a director of the Company, namely on December 19, 2018, unless earlier terminated in accordance with the Company’s 2007 Share Incentive Plan and subject to subsection (vi) below;

(vi)	in the event of Mr. Weisberg ceasing to serve as a director of the Company, the options shall continue to be exercisable for a period of twelve months thereafter, but not beyond December 19, 2018; and

(vii)	otherwise be subject to the terms of the Company’s 2007 Share Incentive Plan.

We have entered into an indemnification agreement with Mr. Weisberg, in identical form to the indemnification agreements entered into with all other directors of the Company, as previously approved by our audit committee, board of directors and shareholders. The indemnification agreement provides Mr. Weisberg with the maximum indemnification permitted under applicable law and exculpates and releases him, to the fullest extent permitted by law, from any liability to the Company related to any breach by him of his duty of care.

Proposal 5

It is proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the payment to Arie Weisberg of an annual fee of NIS 70,000, as well as meeting fees, with effect from his appointment as a director of the Company, and the grant to him of options to purchase 100,000 Ordinary Shares of the Company, all upon the terms described in Item 5 of the Proxy Statement relating to the Company’s 2012 Annual General Meeting, be, and the same hereby are, approved.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon.

Our board of directors recommends a vote FOR approval of the proposed compensation to Mr. Weisberg.

ITEM 6 — APPROVAL OF TERMS OF COMPENSATION OF SHLOMO YANAI, A DIRECTOR

As noted above, under the Companies Law, the terms of compensation of our directors must be approved by our audit committee, board of directors and shareholders, in that order.

Mr. Shlomo Yanai has been nominated for election as a director of the Company with effect from the date of the Annual General Meeting (see Item 3 above). Subject to his election, our audit committee and board of directors have approved (subject to shareholder approval) the following terms of compensation for Mr. Yanai:

•	an annual directors fee of NIS 70,000;

•
a per meeting fee of NIS 3,000 for each meeting of the board of directors or any committee thereof at which Mr. Yanai physically attends, a fee of NIS 1,800 per meeting for each meeting attended via telephone or video link, and a fee of NIS 1,500 for each action taken by the directors by resolution in lieu of meeting; and

•	the grant to him of options to purchase 200,000 shares of the Company. Such options will:

(i)	be granted as of the date of the meeting;

(ii)
except as set forth in clause (iv) below, become vested and exercisable with respect to 1/12th of the underlying shares at the end of each three-month period following the date of Mr. Yanai’s election as a director of the Company during which he shall have served as a director of the Company;

(iii)	have an exercise price per share equal to $1.21;

(iv)
be subject to full acceleration of vesting in the event that Mr. Yanai is required to cease from being a director of the Company in connection with a Merger/Sale of the Company, as defined in the Company’s 2007 Share Incentive Plan;

(v)
have a term expiring seven years from the date of Mr. Yanai’s election as a director of the Company, unless earlier terminated in accordance with the Company’s 2007 Share Incentive Plan and subject to subsection (vi) below;

(vi)
in the event of Mr. Yanai ceasing to serve as a director of the Company, the options shall continue to be exercisable for a period of twelve months thereafter, but not beyond seven years from the date of his election as a director; and

(vii)	otherwise be subject to the terms of the Company’s 2007 Share Incentive Plan.

With effect from his election as a director, we will enter into an indemnification agreement with Mr. Yanai, in identical form to the indemnification agreements entered into with all other directors of the Company, as previously approved by our audit committee, board of directors and shareholders. The indemnification agreement will provide Mr. Yanai with the maximum indemnification permitted under applicable law and exculpates and releases him, to the fullest extent permitted by law, from any liability to the Company related to any breach by him of his duty of care.

Proposal 6

It is proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the payment to Shlomo Yanai of an annual fee of NIS 70,000, as well as meeting fees, with effect from his election as a director of the Company, and the grant to him of options to purchase 200,000 Ordinary Shares of the Company, all upon the terms described in Item 6 of the Proxy Statement relating to the Company’s 2012 Annual General Meeting, be, and the same hereby are, approved.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon.

Our board of directors recommends a vote FOR approval of the proposed compensation to Mr. Yanai.

ITEM 7 — CONSULTING AGREEMENT WITH AMIT MANAGEMENT AND CONSULTING LTD.
RELATING TO THE SERVICES OF ARIE WEISBERG

Under the Companies Law, an extraordinary transaction between the Company and a third party in which a director of the Company has an interest, as well as a transaction between the Company and one of its directors relating to terms of service in a capacity other than as a director, must be approved by the Company’s audit committee and board of directors, and, in the latter type of transaction, by its shareholders as well, in that order.

On October 29, 2012, the Company’s audit committee and board of directors approved the terms of a consulting agreement (the “Agreement”) dated as of June 13, 2012, between the Company and Amit Management and Consulting Ltd. (“Amit”) relating to the services of Arie Weisberg, a director of the Company. Amit is a company controlled by Mr. Weisberg, which provides management and business consulting services to its clients.

Mr. Weisberg was first appointed as a director of the Company in December 2011. (See Item 2 above for a brief biography of Mr. Weisberg and Item 5 above for details of Mr. Weisberg’s proposed compensation as a director of the Company.)

The following is a summary of the salient provisions of the Agreement:

•
Statement of Work.  Amit agrees to provide to the Company business consulting services of Mr. Weisberg, as shall be determined by the Chief Executive Officer of the Company (the “Services”). The Services shall not be for a specific number of hours, but shall rather be provided on a project-by-project basis, as agreed between the parties. It is the intention that Amit shall make Mr. Weisberg available for approximately one day per week in providing such Services;

•
Fees and Payment.  The Company shall pay to Amit a fee of NIS 5,000 per day plus Value Added Tax for the Services. The Company shall reimburse Amit for reasonable travel expenses in accordance with the Company’s guidelines;

•	Term and Termination. The Agreement shall continue to remain in force until either party provides the other with written notice of termination; and

•
Independent Contractor.  Amit shall be an independent contractor that has been retained by the Company to provide the Services.  Mr. Weisberg is not, and shall not become, an employee of the Company, and will not be eligible to receive any of the benefits that the Company provides to its employees.

Proposal 7

It is proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the Company’s entrance into a consulting agreement, dated as of June 13, 2012, between the Company and Amit Management and Consulting Ltd. relating to the services of Arie Weisberg, a director of the Company, as approved by the audit committee and board of directors of the Company, be, and it hereby is, approved and ratified.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon.

The board of directors recommends a vote FOR approval and ratification of the Company’s entry into the consulting agreement with an affiliate of Mr. Weisberg under which Mr. Weisberg will provide services.

ITEM 8 — APPROVAL OF AMENDMENT TO THE LUMENIS LTD. 2007 SHARE
INCENTIVE PLAN

On January 30, 2007, our board of directors adopted the Lumenis Ltd. 2007 Share Incentive Plan (the “Plan”), which permits awards, through January 2017, of stock options, restricted stock, and other share-based awards (including cash and stock appreciation rights) to employees, directors, officers, consultants, advisors and suppliers of the Company or its affiliates and to any other person or entity whose services are considered valuable to the Company or its affiliates.  The Plan provides, inter alia, for awards under section 102 and section 3(9) of the Israeli Tax Ordinance, as well as awards that qualify as “Incentive Stock Options” (“ISO’s”), as defined under Section 422 of the U.S. Internal Revenue Code of 1986, as amended, and awards that are not so qualified.  The Plan is administered by our board of directors.  Awards granted under the Plan expire not later than ten years from the date of grant.

At the annual general meeting of shareholders of the Company held on December 26, 2007, our shareholders approved the Plan (at which time, the number of shares reserved for the grant of awards under the Plan was 11,500,000), in order to qualify the Plan for purposes of grants of awards as ISO’s.

On May 31, 2012, our board of directors approved an amendment to the Plan, increasing by three million (from 11,500,000 to 14,500,000) the number of Lumenis shares reserved for the grant of awards under the Plan. Solely in order to qualify the said additional three million shares reserved under the Plan for purposes of grants of awards as ISO’s, the amendment to the Plan is subject to approval by our shareholders within one year of the adoption of the amendment. The failure to obtain shareholder approval of the amendment shall not in any way derogate from the validity and binding effect of the grant of any award, but may affect the tax treatment of any award that is intended to qualify as an ISO.

Proposal 8

It is therefore proposed that at the meeting the following resolution will be adopted:

“RESOLVED, that the amendment to the Lumenis Ltd. 2007 Share Incentive Plan, increasing the number of shares reserved for the grant of awards under the Plan from eleven million five hundred thousand (11,500,000) to fourteen million five hundred thousand (14,500,000), be, and it hereby is, approved.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

Our board of directors recommends a vote FOR approval of the proposed resolution to amend the Plan.

ITEM 9 — EXTENSION OF EXERCISE PERIOD FOR SHARE OPTIONS GRANTED TO THE
COMPANY'S DIRECTORS

Under the Companies Law, the terms of compensation of (including the grant of share options to) our directors must be approved by our audit committee, board of directors and shareholders, in that order. Each of our current directors has been granted options for the purchase of the Company’s shares, approved pursuant to the provisions of the Companies Law (although the grant of options to Mr. Arie Weisberg is subject to approval of the resolution proposed in Item 5 above).

On May 31, 2012, the Company’s board of directors resolved to extend the respective exercise periods of options to purchase the Company’s shares that had been granted by the Company to its employees between December 1, 2006 and December 31, 2009, inclusive (the “Grant Period”), from a term of seven years from the respective dates of grant to a term of ten years from the respective dates of grant. Additionally, on May 31, 2012, following approval by the Company’s audit committee, the Company’s board of directors further resolved, subject to shareholder approval, to extend for a similar term the respective exercise periods of the options granted by the Company to its directors. As the grant of options to Mr. Weisberg and Mr. Yanai (as proposed in Items 5 and 6 above) had not yet been approved as of the date of the aforesaid board resolution, such resolution does not cover options granted to Mr. Weisberg and Mr. Yanai. All other outstanding options granted to the Company’s directors for the purchase of the Company’s shares were granted during the Grant Period.

The extension of the respective exercise periods, as set forth above, was approved by the Company’s board of directors subject to the Company’s obtaining a ruling or tax determination from the Israeli Tax Authority with respect to options granted under Section 102 of Israel’s Income Tax Ordinance, 1961, upon terms acceptable to the Company. The Company has now received the requisite ruling or tax determination.

In resolving to extend respective exercise periods of the options granted by the Company to its directors, the Company’s audit committee and board of directors determined that such resolution is not an “extraordinary transaction” within the meaning of the Companies Law. An “extraordinary transaction” is a transaction that is either (i) not in the ordinary course of business, (ii) not on market terms, or (iii) that may have a material effect on the Company’s profitability, assets or liabilities. Accordingly, approval of the resolution by the Company’s shareholders is not subject to the fulfillment of any special voting requirements.

The following table sets forth certain details of the options for Lumenis shares held by each of our directors (other than Mr. Weisberg and Mr. Yanai):

Director	Number of Options Held	Exercise Price per Share	Original Expiry Date
Harel Beit-On	1,632,000*	$1.0722	December 5, 2013
Yoav Doppelt	768,000	$1.0722	December 5, 2013
Eugene Davis	200,000	$0.9126	September 20, 2014
Naftali (Tali) Idan	100,000	$1.0722	September 20, 2014
Talia Livni	100,000	$1.0722	December 5, 2013

*	The options granted to Mr. Beit-On are held by him in trust for the benefit of the general partner of Viola-LM Partners L.P. (see “Ownership of Lumenis Shares” above.).

Proposal 9

It is proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the extension of the exercise period of the options to purchase the Company’s Ordinary Shares granted by the Company to directors of the Company (other than Arie Weisberg and Shlomo Yanai), from a term of seven (7) years from the respective dates of grant of the options to a term of ten (10) years from the respective dates of grant of the options, be, and it hereby is, approved.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon.

The board of directors recommends a vote FOR approval of the proposed resolution to extend the exercise period of share options granted to the Company’s directors.

ITEM 10 — APPOINTMENT OF NEW INDEPENDENT AUDITORS
AND FIXING THEIR REMUNERATION

Our audit committee and our board of directors have resolved to recommend to the shareholders that Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm (“Brightman Almagor”), be appointed as our new independent auditors.

Brightman Almagor have no relationship with us or any of our subsidiaries or affiliates, and our audit committee and board of directors believe them to be fully independent of the Company.

Subject to approval by our shareholders, Brightman Almagor will replace Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global (“Kost Forer”), who have served as our independent auditors since the fiscal year 2008. Pursuant to the Companies Law, the opinion of the audit committee with regard to the non-renewal of the services of Kost Forer will be presented to the meeting, which opinion was formulated after Kost Forer were given an opportunity to present their position to such committee. Also pursuant to the Companies Law, Kost Forer have been invited to participate in the Annual General Meeting and will have an opportunity to present their position to the meeting.

At the Annual General Meeting, the board of directors will report the remuneration paid by the Company to Kost Forer and other member firms of Ernst & Young Global for their auditing and non-auditing activities for the year ended December 31, 2011.

Our shareholders will also be asked at the meeting to authorize our board of directors (with power of delegation to our audit committee) to fix the compensation of our independent auditors.

Proposal 10

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, (i) that the appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, as independent auditors of Lumenis until immediately following the next annual general meeting of shareholders of Lumenis be, and it hereby is, approved, and (ii) that the board of directors of Lumenis be authorized (with power of delegation to its audit committee) to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

Our board of directors recommends a vote FOR approval of the proposed resolution to appoint and fix the remuneration of the Company’s new independent auditors.

ITEM 11 — DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

Our board of directors will present to the Annual General Meeting the audited Consolidated Financial Statements of Lumenis as of and for the year ended December 31, 2011. A copy of such audited Consolidated Financial Statements and the Auditors’ Report with respect thereto are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2012. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports may also be viewed on our website – www.lumenis.com – or through the EDGAR website of the SEC at www.sec.gov. Neither these websites nor these reports are part of this Proxy Statement or the proxy solicitation material with respect to the Annual General Meeting. We will hold a discussion with respect to such audited Consolidated Financial Statements at the meeting. A representative from our independent auditors for fiscal year 2011, Kost Forer, is expected to be available at the Annual General Meeting to respond to appropriate questions from shareholders.

This item will not involve a vote of our shareholders.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Annual General Meeting, but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,
Harel Beit-On
Chairman of the Board of Directors
Zipora Ozer-Armon
Chief Executive Officer

Dated: November 5, 2012